UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 001-38710

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Corteva, Inc.

9330 Zionsville Road
Indianapolis, Indiana 46268

1000 N. West Street, Suite 900
Wilmington, Delaware 19801

RETIREMENT SAVINGS PLAN

______________________________________
* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Retirement Savings Plan (the “Plan”) as of December 31, 2025 and 2024 and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 11, 2026

We have served as the Plan’s auditor since at least 1993. We have not determined the specific year we began serving as auditor of the Plan.

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2025 AND 2024

	2025	2024
Assets:
Investments, at fair value:
Participant-directed brokerage accounts	$113,362,614	$96,104,203
Corteva common stock	110,555,947	104,387,543
Total investments at fair value	223,918,561	200,491,746

Plan interest in Corteva Agriscience Defined Contribution Plan Master Trust	7,122,566,117	6,850,106,549

Receivables:
Participant contributions	—	143,028
Employer contributions	34,719,048	34,312,598
Notes receivable from participants	23,419,137	23,400,089
Total receivables	58,138,185	57,855,715

Cash	1,865,495	4,988,328

Total assets	7,406,488,358	7,113,442,338

Liabilities:
Accrued expenses	55,630	54,070

Net assets available for benefits	$7,406,432,728	$7,113,388,268

See Notes to the Financial Statements.

RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2025

2025
Additions:
Investment income (loss):
Net investment income (loss) from interest in Corteva Agriscience Defined Contribution Plan Master Trust	$860,981,725
Net appreciation (depreciation) in fair value of investments	34,137,396
Dividend income	2,719,067
Net investment income (loss)	897,838,188

Contributions:
Employer contributions, net	97,114,042
Participant contributions	115,228,039
Rollovers	7,694,333
Total contributions	220,036,414

Interest from notes receivable from participants	2,113,166

Total additions	1,119,987,768

Deductions:
Benefits paid to participants	825,888,002
Administrative expenses	1,055,306
Total deductions	826,943,308

Net increase (decrease)	293,044,460

Net assets available for benefits:
Beginning of year	7,113,388,268
End of year	$7,406,432,728

See Notes to the Financial Statements.

RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024, AND FOR THE YEAR ENDED DECEMBER 31, 2025

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the Retirement Savings Plan (the “Plan”) of Corteva, Inc. is provided for general purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Throughout this Form 11-K, “Corteva” or “the Company” refers to Corteva, Inc. and its consolidated subsidiaries, including EIDP, Inc. (“EIDP”) (formerly known as E. I. du Pont de Nemours and Company) and its consolidated subsidiaries.

General
The Plan is a defined contribution plan subject to the provisions of the U.S. Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and the U.S. Internal Revenue Code (“IRC”). The Plan is a tax-qualified, contributory profit-sharing plan.
Corteva Agriscience, LLC, a subsidiary of Corteva, Inc., is the Plan sponsor.

Administration
The Plan Administrator is the Benefit Plans Administrative Committee, whose members are appointed by Corteva Agriscience, LLC (formerly EIDP). The Savings Plan Investment Committee, whose members are also appointed by Corteva Agriscience, LLC, has responsibility for selecting and overseeing the Plan investments and determining the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance companies. NEPC, LLC serves as the Plan’s fiduciary investment manager under ERISA. Effective April 1, 2025, the investment management responsibilities of NEPC, LLC were expanded to include discretionary oversight for the Stable Value Fund; such oversight was previously the responsibility of DuPont Capital Management Corporation ("DCMC"), a registered investment adviser and wholly-owned subsidiary of Corteva. DCMC continued serving as the investment manager for the Stable Value Fund until management responsibilities were assumed by Invesco Advisers, Inc. effective September 15, 2025.

Corteva Agriscience, LLC holds authority to appoint trustees and has designated Bank of America, N.A. (“Bank of America”) and Northern Trust Corporation (“Northern Trust”) as trustees for the Plan. Bank of America is the trustee for the balances in common stocks, mutual funds held in the participant-directed brokerage accounts, and notes receivable from participants. Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly-owned subsidiary of Bank of America, provides recordkeeping and participant services. Northern Trust is the trustee for the Corteva Agriscience Defined Contribution Plan Master Trust (the "Master Trust") in which the Plan participates. See Note 3 - Interest in Master Trust, to the Financial Statements, for further information.

Participation
All employees of the Company or the Company’s subsidiaries that have adopted the Plan are immediately eligible to participate in this Plan upon hire, except represented employees in a bargaining unit that has not accepted the terms of this Plan and individuals who are classified by the Company as leased employees and independent contractors. Individuals who are receiving severance pay, retainer, or other fees under contract are not eligible to elect or receive contributions in the Plan with respect to such compensation. Temporary employees are immediately eligible for participation in the Plan. Temporary employees are defined as individuals hired to complete a special project of limited duration or to fill the vacancy of an employee who is on a leave of absence.

Contributions
Eligible employees may participate in the Plan by authorizing the Company to make payroll deductions. Participants may elect to make before-tax, Roth 401(k) or after-tax contributions of 1% to 90% of eligible compensation, as defined. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Beginning in calendar year 2025, participants who have attained ages 60 through 63 before the end of the Plan year are eligible for an enhanced $11,250 catch-up contribution limit, applicable to pre-tax and/or Roth 401(k) contributions.

Participants are automatically enrolled in the Plan at a 6% before-tax savings rate and increased 1% annually, up to a maximum of 15% of pay, if no action is taken by the employee within 60 days from the date of hire.

Under automatic enrollment, the participant assets are invested into the Target Retirement Fund that aligns with, or is closest to, the year in which the participant reaches age 65, which serves as the Plan's Qualified Default Investment Alternative ("QDIA").

This supersedes the Plan's prior QDIA which, through March 2, 2025 was the managed account feature, PersonalManager®, offered through Bank of America's Advice Access. The participant may elect not to participate in the Plan at any time. All of the participant’s savings and elections are subject to regulatory and Plan limitations.

The Company makes a matching contribution equal to 100% of a participant’s contribution, up to 6% of eligible compensation. In addition, the Company makes a contribution (“Retirement Savings Contribution”), annually in the first quarter following the plan year, only to participants who are actively employed on December 31 of the applicable plan year, currently equal to 3% of eligible pay, regardless of the employee’s contribution election. Contributions to the Plan are subject to certain limits imposed by the U.S. Internal Revenue Service ("IRS") and the Plan terms.

A participant is not able to transfer funds into Corteva common stock if their balance of Corteva common stock equals or exceeds 20% of their total account balance.

Participant Accounts
The Plan’s recordkeeper maintains an account in the name of each participant to which each participant’s contributions, the Company’s matching contributions, Retirement Savings Contributions and allocations of Plan net earnings and losses, if any, are recorded. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments
Participants direct the investment of the contributions into various investment options offered by the Plan. Through the Master Trust, the Plan offers five passively managed index funds, six actively managed custom-designed funds, twelve target retirement funds, and one stable value fund as of December 31, 2025. Additionally, the Plan currently offers Corteva common stock and a self-directed brokerage account where participants can choose from various funds and mutual fund families. The Plan also contains an Employee Stock Ownership Plan where participants can elect to have dividends on common stock distributed to them in cash instead of being reinvested in their Plan account. For the year ended December 31, 2025, $41,065 in dividends were distributed to participants in cash.

Vesting
Participant contributions and the Company’s matching contributions are fully and immediately vested. Retirement Savings Contributions are fully vested after any of the following circumstances:

•The participant has completed at least three years of service with the Company;
•The participant reaches age 65 while working for the Company;
•The participant terminates employment with the Company due to becoming totally disabled while working for the Company;
•The participant’s job with the Company is eliminated;
•The participant’s spouse is transferred by the Company to an employment location outside the immediate geographic area while the participant is working for the Company, and the participant terminates employment with the Company;
•The participant dies while actively employed by the Company.

Notes Receivable from Participants
Participants may borrow up to one-half of their non-forfeitable account balances, excluding the Retirement Savings Contribution account, subject to a $1,000 minimum and up to a maximum equal to the lesser of $50,000 (less the participant's highest outstanding loan balance during the previous 12 months) or 50% of their account balance. The loans are executed by promissory notes and have a minimum term of 1 year and a maximum term of 10 years, except for qualified residential loans, which have a maximum term of 15 years. Loans previously transferred into the Plan could have a maximum original term of 15 years. Effective August 1, 2025 participants impacted by a federally declared disaster may request a loan from the Plan of up to 100% of their vested account balance, or $100,000 (less the participant's highest outstanding loan balance during the previous 12 months), whichever is lower, and may request their loan repayments be delayed for the 180-day period beginning on the date of the federally declared disaster. The rate of interest on loans are commensurate with the prevailing interest rate charged on similar loans made within the same locale and time period and remain fixed for the life of the loan. The loans are repaid over the term in installments of principal and interest by deduction from pay or through Automated Clearing House (“ACH”)

account debit. A participant also has the right to repay the loan in full, at any time, without penalty. At December 31, 2025, loan interest rates ranged from 4.25% to 9.50%.

Withdrawals
Participants may make a hardship withdrawal from their account for specified reasons set forth in the Plan upon establishing an immediate and heavy financial need. The amount of the hardship withdrawal cannot exceed the amount necessary to satisfy the financial need, including any amounts necessary to pay taxes or penalties reasonably expected to result. Effective August 1, 2025, participants who are impacted by a federally declared disaster may request a disaster-related withdrawal of up to $22,000. In addition, participants who received a hardship withdrawal for the purchase or construction of a home but could not use the withdrawal amount due to a federally declared disaster, may contribute up to the amount of the withdrawal as a rollover contribution to the Plan. Additionally, a participant may request an in-service withdrawal of certain contributions and their investment earnings upon reaching the age of 59.5.

Payment of Benefits
Participants may request a full distribution of their accounts when they terminate employment with the Company. However, the Retirement Savings Contributions will be paid only to the extent that they are vested in the employee’s account. On separation from service, a participant also may elect to receive the value of their account balance in installment payments. Required minimum distributions will begin in April of the calendar year following the latter of the year in which the participant attains the required minimum distribution age or the year following retirement or termination of employment. As a result of the Consolidated Appropriations Act of 2023, which includes the Setting Every Community Up Retirement Enhancement (“SECURE”) 2.0 Act, the required minimum distribution age is 70.5 for anyone born before July 1, 1949, age 72 for anyone born on or between July 1, 1949 and December 31, 1950, age 73 for anyone born on or between January 1, 1951 and December 31, 1959, and age 75 for anyone born on or after January 1, 1960.

Forfeited Accounts
At December 31, 2025 and 2024, forfeited nonvested accounts totaled $1,663,830 and $282,192, respectively. Forfeited amounts are used to restore Retirement Savings Contributions, as defined by the Plan, as well as previously forfeited distributions and accounts of participants who have forfeited amounts but again become covered employees under the Plan, and to pay reasonable Plan administrative expenses. If any forfeited amounts remain at the end of a Plan Year, they will be used to reduce Company matching contributions, as defined by the Plan. A participant’s account may be reinstated if the participant becomes a covered employee by the Plan prior to incurring five consecutive one-year breaks in service. The participant account will be reinstated as soon as practicable after the date the participant becomes a covered employee. Forfeited accounts of $3,583,483 were used to reduce employer contributions for the year ended December 31, 2025. In addition, forfeited accounts were used to reinstate participant accounts and pay for administrative expenses in the amounts of $428,649 and $142,197, respectively.

Administrative Expenses
Reasonable Plan administrative expenses, including but not limited to, recordkeeping expenses and transactional costs, may be paid by the Plan, at the election of the Savings Plan Investment Committee. Administrative expenses paid by the Plan for the year ended December 31, 2025 were $1,055,306, which excludes expenses paid by the Master Trust. Investment fees, trustee fees and other expenses related to the administration of the funds held in the Master Trust, as defined by the Plan, will be included in the cost of such funds or deducted from the value of the funds. Any other reasonable expenses associated with the administration of the Plan, such as communication fees, legal fees or compliance-related fees, may be paid by the Plan as permitted by ERISA if not paid by the Company.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan utilizes various investment options, which include investments in the Master Trust, in any combination of equities, fixed income securities, mutual funds, common collective trusts, traditional, separate account and synthetic guaranteed investment contracts ("GICs"), currency and commodities, futures, forwards, options and swaps. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Market risks include global events which could impact the value of investment securities, such as a pandemic, international conflict or significant changes in trade, tax or other policies. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Common stocks and exchange traded funds are valued at the year-end market price of the respective financial instruments. The mutual funds, included in the participant-directed brokerage account investments, consist of shares of registered investment companies comprised of equity and fixed income funds and are valued at the net asset value of shares held by the Plan at year-end.

See the section entitled "Master Trust Investments" within Note 3 - Interest in Master Trust, to the Financial Statements, for additional information related to the valuation of Master Trust investments, including fully benefit-responsive investment contracts.

Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on the sale of common stocks are based on average cost of the securities sold. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gains distributions are included in dividend income.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Contributions
Contributions from Plan participants are recorded in the year when they are withheld from compensation. The Company’s matching contribution and the Retirement Savings Contributions are recorded in the year when they are earned.

Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $1,857,121 and $4,932,224 at December 31, 2025 and 2024, respectively.

NOTE 3 — INTEREST IN MASTER TRUST

The objective of the Master Trust is to allow participants from affiliated plans to invest in several custom designed investment choices through separately managed accounts. The Master Trust contains several actively managed investment pools and commingled index funds offered to participants as “core investment options” and “age-targeted options.” The investment pools are managed by different investment managers through separately managed accounts at Northern Trust. The Master Trust also includes a stable value investment option (the "Stable Value Fund"). Effective January 1, 2025, the Plan added the Target Retirement 2065 Fund as a participant investment option.

At December 31, 2025 and 2024, no other plans participated in the Master Trust.

To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make payments to Northern Trust of designated portions of employees’ savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated based on the individual Plan’s specific interest within the Master Trust.

Master Trust Investments
The investments of the Master Trust are reported at fair value, except fully benefit-responsive investment contracts, which are reported at contract value. Purchases and sales of the investments within the Master Trust are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Mutual funds are valued at the net asset value of shares held by the Master Trust at year-end. Units held in common collective trusts (“CCTs”) are valued at the net asset value as reported by the CCTs’ trustee as a practical expedient to estimate fair value. If the Plan were to initiate a full redemption of a CCT, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Common stock, preferred stock, exchange traded funds, options and futures held in the separately managed accounts and traded in active markets on national and international securities exchanges are valued at the closing price, the price of the last trade, or the mid-price on the last business day of each period presented.

Fixed income securities are valued using either the reported bid price at the close of business or pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Forward foreign currency contracts, held in the separately managed accounts, are valued at fair value, as determined by Northern Trust (or independent third parties on behalf of the Master Trust), using quoted forward foreign currency exchange rates. At the end of each period presented, open contracts are valued at the current forward foreign currency exchange rates, and the change in market value is recorded as an unrealized gain or loss. When the contract is closed or delivery taken, the Master Trust records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

Swap contracts, held in the separately managed accounts, are valued at fair value, as determined by Northern Trust (or independent third parties on behalf of the Master Trust) utilizing pricing models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.

Investments denominated in currencies other than the United States dollar are converted using exchange rates prevailing at the end of the periods presented. Purchases and sales of such investments are translated at the rate of exchange on the respective dates of such transactions.

The Plan includes certain restrictions designed to prevent market timing transactions and excessive trading that prohibit the purchase and subsequent sale of certain funds within a specified timeframe. There is a minimum waiting period block of five business days which applies to all sell orders and repurchases of all Master Trust funds except the Stable Value Fund, for which there is no minimum waiting period.

Description of the Master Trust’s Investment Contracts
The Master Trust holds three types of investment contracts that are fully benefit-responsive: traditional guaranteed investment contracts ("GICs"), synthetic GICs and separate account GICs. These investment contracts are measured at contract value. Contract value is the relevant measurement attributable for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

Traditional GICs are comprised of assets held in the issuing company’s general account and are backed by the full faith and credit of the issuer. Synthetic and separate account GICs are backed by fixed income assets and are wrapped by the financially responsible insurance company. The Master Trust owns the underlying investments of the synthetic GICs, whereas for the separate account GICs, the Master Trust receives title to the investment contract invested in insurance company separate accounts established for the sole benefit of Stable Value Fund participants, but not the direct title to the assets in the separate account. Through February 2025, DCMC managed the futures contracts related to the synthetic contracts held by the Stable Value Fund. The underlying investments wrapped within the separate account contracts are managed by third party fixed income managers and include securities diversified across the broad fixed income market, such as, but not limited to, corporate bonds, mortgage related securities, government bonds, asset-backed securities, cash, cash equivalents, and certain non-leveraged derivatives. Short futures positions are used to reduce the duration of certain investment contracts, in an effort to provide protection against rising rates.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value for plan permitted benefit payments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (i.e. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; or (iv) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value, is probable.

Based on certain events specified in fully benefit-responsive investment contracts, both the Plan/Master Trust and issuers of such investment contracts are permitted to terminate the investment contracts. If applicable, such terminations can occur prior to the scheduled maturity date.

Examples of termination events that permit issuers to terminate investment contracts include the following:

•The Plan sponsor’s receipt of a final determination notice from the IRS that the Plan does not qualify under Section 401(a) of the IRC.
•The Master Trust ceases to be exempt from federal income taxation under Section 501(a) of the IRC.
•The Plan/Master Trust or its representative breaches material obligations under the investment contract such as a failure to satisfy its fee payment obligations.
•The Plan/Master Trust or its representative makes a material misrepresentation.
•The Plan/Master Trust makes a material amendment to the Plan/Master Trust and/or the amendment adversely impacts the issuer.
•The Plan/Master Trust, without the issuer’s consent, attempts to assign its interest in the investment contract.
•The balance of the contract value is zero or immaterial.
•Mutual consent.
•The termination event is not cured within a reasonable time period, i.e., 30 days.
•The investment manager of the underlying securities is replaced without the prior written consent of the issuer.
•The underlying securities are managed in a way that does not comply with the investment guidelines.

At termination, the contract value is adjusted to reflect a discounted value based on surrender charges or other penalties for GICs.

If the issuer of a synthetic or separate account GIC chooses to terminate the contract, assuming no breach of contract by the contract holder, the issuer is contractually obligated to deliver to the contract holder either contract value or market value, whichever is greater at the time of termination, less any unpaid fees or charges. If the contract holder chooses to terminate the contract, they can choose to receive a cash value payout equal to the market value of the assets, or, if the market value is less than the contract value, they can choose to enter into a wind-down phase designed to immunize the difference between market and contract values over a time period agreed upon by both parties. The contract holder can choose to replace the contract issuer with a new issuer at any time, provided that all involved parties agree to the terms of transition.

Financial Instruments with Off-Balance Sheet Risk in the Master Trust
In accordance with the investment strategy of the managed accounts, the Master Trust’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the over-the-counter market. These financial instruments include futures, forward settlement contracts, swap and option contracts.

Swap contracts include interest rate swap contracts which involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed-upon periodic interest rate multiplied by a predetermined notional principal amount.

The Master Trust invests in financial futures contracts solely for the purpose of hedging its existing portfolio securities, or securities that the Master Trust intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. Upon entering into a financial futures contract, the Master Trust is required to pledge to the broker an amount of cash, U.S. government securities, or other assets equal to a certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as variation margin, are made or received by the Master Trust each day, depending on the daily fluctuations in the fair value of the underlying security. The Master Trust recognizes a gain or loss equal to the daily variation margin. If market conditions move unexpectedly, the Master Trust may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates, and the underlying hedged assets.

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Master Trust’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Master Trust’s investment managers generally limit the Master Trust’s market risk by holding or purchasing offsetting positions.

As a writer of option contracts, the Master Trust receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Master Trust bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Master Trust once it has paid its cash premium.

The Master Trust is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Master Trust to perform and do not give rise to any counterparty credit risk.

The following presents the Master Trust net assets at December 31, 2025 and 2024:

	2025	2024
Assets:
Investments, at fair value:
Common stocks	$1,998,765,206	$1,729,288,334
Preferred stocks	5,792,156	5,311,051
Fixed income securities
Government mortgage-backed securities	—	1,339
Mutual funds	26,745,671	20,965,394
Exchange traded funds	12,017,476	10,856,546
Common collective trusts	3,513,747,346	3,270,747,245
Total investments at fair value	5,557,067,855	5,037,169,909

Investments, at contract value:
Separate account GICs	—	674,066,352
Traditional GICs	—	110,712,073
Synthetic GICs	1,562,666,956	1,026,859,103
Total investments at contract value	1,562,666,956	1,811,637,528

Cash	682,569	701,762
Receivables for securities sold	651,612	1,400,597
Accrued income	8,079,425	6,862,541
Other assets	—	170,044
Total assets	7,129,148,417	6,857,942,381

Liabilities:
Payables for securities purchased	3,150,532	3,035,881
Accrued expenses	3,431,672	4,798,765
Other liabilities	96	1,186
Total liabilities	6,582,300	7,835,832

Master Trust net assets	$7,122,566,117	$6,850,106,549

At December 31, 2025 and 2024, the Plan's specific interest in the net assets of the Master Trust was 100%, and therefore the dollar amount of the Plan’s interest in each general type of investment, as well as the dollar amount of the Plan’s interest in the other assets and liabilities of the Master Trust is equivalent to the total Master Trust balances stated above.

The following presents the net investment income (loss) for the Master Trust for the year ended December 31, 2025:

2025
Net appreciation (depreciation) in fair value of investments	$779,230,889

Investment income:
Interest income	60,796,842
Dividend income	33,300,698
Investment management expenses	(12,346,704)
Net investment income (loss)	$860,981,725

NOTE 4 — FAIR VALUE MEASUREMENTS

Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the assets and liabilities of the Plan and the Master Trust at fair value as of December 31, 2025:

	Investments at Fair Value as of December 31, 2025
	Level 1	Level 2	Total
Plan investments, excluding interest in Master Trust:
Participant-directed brokerage accounts	$113,362,614	$—	$113,362,614
Corteva common stock	110,555,947	$—	110,555,947
Total Plan investments, at fair value	$223,918,561	$—	$223,918,561

Master Trust investments:
Common stocks	$1,998,765,206	$—	$1,998,765,206
Preferred stocks	5,792,156	—	5,792,156
Mutual funds	26,745,671	—	26,745,671
Exchange traded funds	12,017,476	—	12,017,476
Total Master Trust investment assets	2,043,320,509	—	2,043,320,509

Other financial instruments[1]	—	(95)	(95)
Subtotal	2,043,320,509	(95)	2,043,320,414

Master Trust investments measured at net asset value:[2]
Common collective trusts			3,513,747,346

Total Master Trust assets, at fair value	$2,043,320,509	$(95)	$5,557,067,760
 ___________________________________
1.Other financial instruments is primarily comprised of forwards.
2.In accordance with Accounting Standards Update ("ASU") 2015-07, "Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share or its Equivalent," certain investments reported at fair value using the net asset value practical expedient have been excluded from the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the total Master Trust investments at fair value.

The following table sets forth by level, within the fair value hierarchy, the assets and liabilities of the Plan and the Master Trust at fair value as of December 31, 2024:

	Investments at Fair Value as of December 31, 2024
	Level 1	Level 2	Total
Plan investments, excluding interest in Master Trust:
Participant-directed brokerage accounts	$96,104,203	$—	$96,104,203
Corteva common stock	104,387,543	$—	104,387,543
Total Plan investments, at fair value	$200,491,746	$—	$200,491,746

Master Trust investments:
Common stocks	$1,729,288,334	$—	$1,729,288,334
Preferred stocks	5,311,051	—	5,311,051
Fixed income securities
Government mortgage-backed securities	—	1,339	1,339
Mutual funds	20,965,394	—	20,965,394
Exchange traded funds	10,856,546	—	10,856,546
Total Master Trust investment assets	1,766,421,325	1,339	1,766,422,664

Other financial instruments[1]	—	168,858	168,858
Subtotal	1,766,421,325	170,197	1,766,591,522

Master Trust investments measured at net asset value:[2]
Common collective trusts			3,270,747,245

Total Master Trust assets, at fair value	$1,766,421,325	$170,197	$5,037,338,767
 ___________________________________
1.Other financial instruments is primarily comprised of collateral receivable.
2.In accordance with ASU 2015-07, "Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share or its Equivalent," certain investments reported at fair value using the net asset value practical expedient have been excluded from the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the total Master Trust investments at fair value.

The following summarizes CCTs measured at fair value based on net asset value per share as of December 31, 2025 and 2024. Redemption for common collective trusts is permitted daily and there are no unfunded commitments.

	Fair Value		Redemption Notice Period
	December 31, 2025	December 31, 2024
Northern Trust Collective Treasury Inflation-Protected Securities (TIPS) Index Fund - Non-Lending	$68,910,569	$49,108,790	By 9:30 AM CST on valuation date
Northern Trust Collective Aggregate Bond Index Fund - Non-Lending	352,005,419	438,997,179	By 9:30 AM CST on valuation date
Northern Trust Collective EAFE® Index Fund - Non-Lending	518,048,646	442,222,702	By 9:30 AM CST one business day prior to valuation date
Northern Trust Collective US Real Estate Index Fund - Non-Lending	3,770,644	4,674,093	By 9:30 AM CST on valuation date
Northern Trust Collective Russell 2000 Index Fund - Non-Lending	248,696,073	244,931,426	By 9:30 AM CST on valuation date
Northern Trust Collective S&P 400® Index Fund - Non-Lending	373,251,483	353,421,496	By 9:30 AM CST on valuation date
Northern Trust Collective S&P 500® Index Fund - Non-Lending	1,737,097,478	1,553,062,552	By 9:30 AM CST on valuation date
Northern Trust Collective Government Short Term Investment Fund	87,760,711	91,607,398	By 2:00 PM CST on valuation date
Voya Core Plus Trust Fund Class 1	62,249,461	48,065,505	By 1:00 PM EST on valuation date
Wellington Trust Company National Association Collective Fund II	61,956,862	44,656,104	By 4:00 PM EST on valuation date
	$3,513,747,346	$3,270,747,245

NOTE 5 — RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are units of CCTs managed by Northern Trust, trustee of the Master Trust, as detailed in the table directly above. Bank of America is the trustee for the balances in common stocks, mutual funds held in the participant-directed brokerage accounts, and notes receivable from participants. Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly-owned subsidiary of Bank of America, provides recordkeeping and participant services. In addition, the Plan offers Corteva common stock as an investment option. At December 31, 2025 and 2024, the Plan held 1,649,350 and 1,832,646 shares, respectively, of Corteva common stock valued at $110,555,947 and $104,387,543, respectively.

During the years ended December 31, 2025 and 2024, the Plan purchased $9,040,146 and $7,898,400, respectively, and sold $17,979,704 and $19,876,147, respectively, of Corteva common stock. Dividends received from Corteva common stock for the year ended December 31, 2025 were $1,203,546. Additionally, during the year ended December 31, 2025, Corteva common stock had realized gains of $2,269,767. Transactions in these investments, including related fees, and notes receivables from participants, qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

Until September 15, 2025, the Stable Value Fund assets held by the Plan through the Master Trust were managed by DCMC, under the terms of an investment management agreement between DCMC and the Company. DCMC hired additional investment managers to manage a portion of the fixed income assets backing synthetic GICs allocated to the Stable Value Fund. The amount of DCMC costs accrued and paid by the Stable Value Fund was approximately $703,880 for the year ended December 31, 2025. DCMC cost amounts relate to the Master Trust and are allocated to the plans within the Master Trust based on each plan’s proportional interest in the Stable Value Fund. These costs qualify as party-in-interest transactions, which are exempt from prohibited transaction rules of ERISA.

NOTE 6 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Retirement Savings Contributions.

NOTE 7 — TAX STATUS

The Plan is a qualified plan pursuant to Section 401(a) of the IRC and the related trust is exempt from federal taxation under Section 501(a) of the IRC. A favorable tax determination letter from the IRS dated May 9, 2017, covering the Plan and amendments through December 16, 2015, has been received by the Plan. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently operated in accordance with the applicable requirements of the IRC; therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that does not rise to a “more likely than not” threshold to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2019.

NOTE 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but are not yet paid as of that date. The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2025 and 2024 to the Form 5500:

	2025	2024
Net assets available for benefits per the financial statements	$7,406,432,728	$7,113,388,268
Amounts allocated to withdrawing participants	(1,857,121)	(4,932,224)
Loan balances considered deemed distributions	(958,502)	(545,848)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held in Master Trust	(43,633,114)	(92,430,482)
Net assets available for benefits per the Form 5500	$7,359,983,991	$7,015,479,714

The following is a reconciliation of notes receivable from participants per the financial statements at December 31, 2025 and 2024 to notes receivable from participants per the Form 5500:

	2025	2024
Notes receivable from participants per the financial statements	$23,419,137	$23,400,089
Loan balances considered deemed distributions	(958,502)	(545,848)
Notes receivable from participants per the Form 5500	$22,460,635	$22,854,241

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2025:

2025
Total additions per the financial statements	$1,119,987,768
2025 adjustment from contract value to fair value for fully benefit-responsive investment contracts held in Master Trust	(43,633,114)
2024 adjustment from contract value to fair value for fully benefit-responsive investment contracts held in Master Trust	92,430,482
Total income per the Form 5500	$1,168,785,136
The following is a reconciliation of total deductions per the financial statements to total expenses per the Form 5500 for the year ended December 31, 2025:

2025
Total deductions per the financial statements	$826,943,308
Amounts allocated to withdrawing participants at December 31, 2025	1,857,121
Amounts allocated to withdrawing participants at December 31, 2024	(4,932,224)
Current year cumulative deemed distributions	958,502
Prior year cumulative deemed distributions	(545,848)
Total expenses per the Form 5500	$824,280,859

NOTE 9 — SUBSEQUENT EVENTS

Effective January 1, 2026, employees exceeding age 50 who are deemed high wage earners by the IRS (defined as those earning at least $150,000 in FICA earnings in 2025) must make all catch-up contributions on a Roth basis.

The Plan has evaluated subsequent events through the date the financial statements were issued, and has determined that no additional material events occurred which require recognition or disclosure in the financial statements.

RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2025
SCHEDULE H, LINE 4i

	(b)	(c)	(d)	(e)
(a)	Identity of Issue	Description of Investment	Cost	Current Value
*	Corteva common stock	Common stock	**	$110,555,947

*	Plan interest in the Corteva Agriscience Defined Contribution Plan Master Trust	Master Trust	**	7,078,933,003

*	Participant-directed brokerage accounts	Brokerage account	**	113,362,614

*	Notes receivable from participants	4.25% - 9.50%	**	22,460,635
	Total Assets Held At End of Year			$7,325,312,199
 ______________________________________

*	Party-in-interest
**	Cost not required for participant-directed investments

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Retirement Savings Plan

/s/ Jennifer Sloan
Jennifer Sloan
Vice President, Total Rewards, Global Talent Management & People Analytics
June 11, 2026